Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Availability of Proxy Materials for AGM

BILTHOVEN, the Netherlands, April 22, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that the US market proxy materials for the Annual General Meeting of Shareholders (AGM) scheduled for May 21, 2008, are now being mailed to shareholders and are available on the Company’s web site, www.asm.com. The Company’s 2007 Annual Report to Shareholders and the US SEC filing, Form 20-F are also currently available on the Company’s website.

The ASM International AGM is scheduled for Wednesday, May 21, 2008, at 14:00 CET at the Hilton Hotel Royal Parc, Nassau Paviljoen Van Weerden, Poelmanweg 4-6, Soestduinen, the Netherlands.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contact:	Erik Kamerbeek — +31 30 229 8500
Mary Jo Dieckhaus — +1 212 986 2900